Exhibit 99.1

VOLUNTARY UNCONDITIONAL CASH OFFER

by

EPICSOFT ASIA PTE. LTD.

(Company Registration No.: 201428300H)

(Incorporated in the Republic of Singapore)

to acquire all the issued and paid-up ordinary shares in the capital of

BAN LEONG TECHNOLOGIES LIMITED

(Company Registration No.: 199303898C)

(Incorporated in the Republic of Singapore)

LEVEL OF ACCEPTANCES, RIGHT OF COMPULSORY ACQUISITION AND DISSENTING SHAREHOLDERS’ RIGHTS, AND LOSS OF FREE FLOAT ANNOUNCEMENT

1.	INTRODUCTION

1.1	Epicsoft Asia Pte. Ltd. (the “Offeror”) refers to:

(a)	the offer announcement dated 30 April 2025 by the Offeror in relation to the voluntary conditional cash offer (the “Offer”) for all the issued and paid-up ordinary shares (excluding treasury shares) (“Offer Shares”) in the capital of Ban Leong Technologies Limited (the “Company” or “Ban Leong”), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (“Code”);

(b)	the announcement dated 21 May 2025 by the Offeror in relation to the despatch of the notification (“Notification”) of the electronic dissemination of the offer document dated 21 May 2025 containing the terms and conditions of the Offer (the “Offer Document”) and its related documents;

(c)	the Offer Document; and

(d)	the announcement dated 27 May 2025 by the Offeror in relation to, amongst other things, the Offer being declared unconditional in all respects.

1.2	Unless otherwise defined, capitalised terms in this Announcement shall bear the same meaning as set out in the Offer Document.

1.3	Electronic copies of the Offer Document, the Acceptance Forms, the Notification and all announcements in relation to the Offer and other related documents are available on the website of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) at www.sgx.com.

2.	LEVEL OF ACCEPTANCES OF THE OFFER

Pursuant to Rule 28.1 of the Code, the Offeror wishes to announce that:

2.1	Acceptances of the Offer

Based on information provided to the Offeror, as at 6.00 p.m. (Singapore time) on 12 June 2025, the Offeror has received, pursuant to the Offer, valid acceptances in respect of 100,167,499 Offer Shares, representing approximately 92.92%1 of the total number of issued Shares.

Based on information available to the Offeror, the above-mentioned acceptances include an aggregate of 30,318,400 Shares (representing approximately 28.13% of the total number of issued Shares) tendered in acceptance of the Offer by Mr Teng Woo Boon Ronald, the Managing Director of the Company and his wife, Ms Teo Su Ching, pursuant to the Irrevocable Undertakings. Please refer to the Offer Document for further details of the Irrevocable Undertakings.

2.2	Shares held before the Offer Period

As at 30 April 2025, being the Offer Announcement Date, the Offeror and its Concert Parties do not own or control any Shares.

2.3	Shares acquired or agreed to be acquired during the Offer Period

From the Offer Announcement Date and up to 6.00 p.m. (Singapore time) on 12 June 2025, save for the acceptances received pursuant to the Offer stated in paragraph 2.1 above, representing approximately 92.92% of the total number of issued Shares, neither the Offeror nor any of its Concert Parties (based on information available to the Offeror as at 6.00 p.m. (Singapore time) on 12 June 2025) has acquired or agreed to acquire any further Shares.

2.4	Aggregate Holdings

Accordingly, based on information available to the Offeror, as at 6.00 p.m. (Singapore time) on 12 June 2025, the Offeror and its Concert Parties owned, controlled or have agreed to acquire (including by way of valid acceptances of the Offer) an aggregate of 100,167,499 Shares, representing approximately 92.92% of the total number of issued Shares.

[1]	Unless otherwise stated, references in this Announcement to the total number of issued Shares shall be based on a total of 107,796,700 Shares in issue (excluding 8,703,300 treasury shares and 681,818 returned shares) as at the date of this Announcement. Percentage figures have been rounded to the nearest two (2) decimal places.

3.	RIGHT OF COMPULSORY ACQUISITION UNDER THE COMPANIES ACT

3.1	Compulsory Acquisition by Offeror pursuant to Section 215(1) of the Companies Act

Pursuant to Section 215(1) of the Companies Act, if the Offeror receives valid acceptances pursuant to the Offer (or otherwise acquires Shares during the period when the Offer is open for acceptance) in respect of not less than 90% of the total number of issued Shares (excluding treasury shares and other than those already held by the Offeror, its related corporations or their respective nominees and any person or body corporate falling within the meaning of Section 215(9A)2 of the Companies Act as at the date of despatch of the Offer Document (“Despatch Date”)), the Offeror will be entitled to exercise the right to compulsorily acquire, at the Offer Price, all Offer Shares held by Shareholders who have not accepted the Offer (“Dissenting Shareholders”).

As stated in the Offer Document, the Offeror, if so entitled, intends to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares not acquired under the Offer. The Offeror will then proceed to delist the Company from the SGX-ST.

As at 6.00 p.m. on 12 June 2025, the Offeror has received valid acceptances pursuant to the Offer which amount to not less than 90% of the total number of issued Shares (excluding treasury shares and other than those already held as at the Despatch Date by the Offeror and its related corporations (or their respective nominees) or any person or body corporate falling within the meaning of Section 215(9A) of the Companies Act. Accordingly, the Offeror is now entitled to, and intends to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act to compulsorily acquire all the Shares of the Dissenting Shareholders at the Offer Price.

The Offeror will despatch to the Dissenting Shareholders the relevant documentation in relation to the exercise of its right of compulsory acquisition, together with the prescribed notice under the Companies Act, in due course. Subsequent to such compulsory acquisition, the Offeror will proceed to delist the Company from the SGX-ST.

Dissenting Shareholders should note that the Offer remains open for acceptance until the Final Closing Date as stated in paragraph 5 below and the Offer therefore remains as an opportunity for Shareholders to realise the value of their Shares at the Offer Price as soon as practicable.

Shareholders who have not accepted the Offer but who still wish to do so should refer to paragraph 6 of this Announcement.

3.2	Dissenting Shareholders’ rights under Section 215(3) of the Companies Act

As the Offeror has received valid acceptances pursuant to the Offer which, together with the Shares held by the Offeror, its related corporations and their respective nominees, comprise 90% or more of the total number of issued Shares, the Dissenting Shareholders will have the right under and subject to Section 215(3) of the Companies Act, to require the Offeror to acquire their Shares at the Offer Price.

As the Offeror will proceed to compulsorily acquire the Shares of the Dissenting Shareholders, the Dissenting Shareholders need not take any action in relation to their rights under Section 215(3) of the Companies Act. The Dissenting Shareholders who wish to exercise such a right or who are in any doubt as to their position are advised to seek their own independent legal advice.

[2]	For the purpose of Section 3.1 above, any person or body corporate falling within the meaning of Section 215(9A) of the Companies Act refers to, inter alia:

(a)	a person who is accustomed or is under an obligation whether formal or informal to act in accordance with the directions, instructions or wishes of the Offeror in respect of the Company;

(b)	a person whose directions, instructions or wishes the Offeror is accustomed or is under an obligation whether formal or informal to act in accordance with, in respect of the Company; or

(c)	a body corporate that is controlled by the Offeror or a person mentioned in paragraph (a) or (b) above.

4.	LOSS OF FREE FLOAT, TRADING SUSPENSION AND OFFEROR’S INTENTIONS FOR THE COMPANY

4.1	Under Rule 1105 of the Listing Manual, as the Offeror has received valid acceptances pursuant to the Offer which result in the Offeror and its concert parties holding more than 90% of the total number of issued Shares (excluding treasury shares), the SGX-ST may suspend the trading of the Shares on the SGX-ST until such time when the SGX-ST is satisfied that at least 10% of the total number of issued Shares (excluding treasury shares) are held by at least 500 Shareholders who are members of the public. Under Rule 1303(1) of the Listing Manual, where the Offeror succeeds in garnering acceptances exceeding 90% of the total number of issued Shares (excluding treasury shares), thus causing the percentage of the total number of issued Shares (excluding treasury shares) held in public hands to fall below 10%, the SGX-ST will suspend trading of the Shares at the close of the Offer.

4.2	Rule 723 of the Listing Manual requires the Company to ensure that at least 10% of the total number of issued Shares is at all times held by the public (“Free Float Requirement”). In addition, under Rule 724(1) of the Listing Manual, if the Company fails to satisfy the Free Float Requirement, the Company must, as soon as practicable, announce that fact and the SGX-ST may suspend trading of all the Shares. Rule 724(2) of the Listing Manual further provides that the SGX-ST may allow the Company a period of three months, or such longer period as the SGX-ST may agree, for the percentage of the total number of issued Shares (excluding treasury shares) held by members of the public to be raised to at least 10%, failing which the Company may be delisted from the SGX-ST.

4.3	In the event that the Free Float Requirement is not satisfied at the close of the Offer and the trading of the Shares on the SGX-ST is suspended pursuant to Rule 724, Rule 1105 or Rule 1303(1) of the Listing Manual, the Offeror does not intend to support any action or take any steps to maintain the listing status of the Company. In addition, the Offeror reserves the right to seek a voluntary delisting of the Company from the SGX-ST pursuant to Rules 1307 and 1309 of the Listing Manual.

4.4	As at 6.00 p.m. (Singapore time) on 12 June 2025, the Free Float Requirement is no longer satisfied and as stated in the Offer Document, the Offeror has no intention to support any action or take any steps for any such trading suspension by the SGX-ST to be lifted or to restore the public float.

5.	FINAL CLOSING DATE

The Offer remains open for acceptance until 5.30 p.m. (Singapore time) on 2 July 2025 (the “Final Closing Date”). Notice is hereby given that the Offer will not be open for acceptance beyond 5.30 p.m. on the Final Closing Date. Acceptances received after 5.30 p.m. on the Final Closing Date will be rejected.

6.	PROCEDURES FOR ACCEPTANCE OF THE OFFER

6.1	Shareholders who have validly accepted the Offer on or prior to the date of this Announcement are not required to take any further action in relation to the Offer.

6.2	Shareholders who wish to accept the Offer but have not done so should complete, sign and deliver their relevant Acceptance Forms and all other relevant documents as soon as possible so as to reach the Offeror c/o The Central Depository (Pte) Limited or B.A.C.S Private Limited (as the case may be) not later than 5.30 p.m. (Singapore time) on the Closing Date. Alternatively, Shareholders who are individual and joint-alternate account holders who hold Offer Shares deposited with CDP may also submit the FAA in electronic form via SGX’s Investor Portal at investors.sgx.com.

Further details on the procedures for acceptance of the Offer are set out in Appendix 2 to the Offer Document and in the relevant Acceptance Forms.

6.3	Shareholders who have not received or who have misplaced the Offer Document and/or the relevant Acceptance Forms should contact The Central Depository (Pte) Limited (if they hold Offer Shares deposited with CDP) or B.A.C.S Private Limited (if they hold Offer Shares in scrip form), as the case may be, immediately at the addresses set out below:

The Central Depository (Pte) Limited by contacting CDP’s Customer Service Hotline at +65 6535 7511 during their operating hours or emailing CDP at asksgx@sgx.com	B.A.C.S Private Limited at 77 Robinson Road, #06-03 Robinson 77, Singapore 068896

Electronic copies of the Offer Document and the relevant Acceptance Forms may also be obtained on the website of the SGX-ST at www.sgx.com or from Ban Leong’s website at banleong.com/news-room/.

6.4	CPFIS Investors and SRS Investors will receive further information on how to accept the Offer from their respective CPF Agent Banks and SRS Agent Banks (as the case may be) directly. CPFIS Investors and SRS Investors are advised to consult their respective CPF Agent Banks and SRS Agent Banks (as the case may be) should they require further information, and if they are in doubt as to the action they should take. CPFIS Investors and SRS Investors should seek independent professional advice. CPFIS Investors and SRS Investors who wish to accept the Offer are to reply to their respective CPF Agent Banks and SRS Agent Banks (as the case may be) by the deadline stipulated in the letter from their respective CPF Agent Banks and SRS Agent Banks (as the case may be), which may be earlier than the Closing Date.

If Shareholders are in any doubt about the Offer and/or the course of action they should take, they should consult their stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

7.	SETTLEMENT

Based on Rule 30 of the Code and as stated in the Offer Document, Shareholders can expect that settlement of their acceptances of the Offer shall be made by the Offeror as soon as practicable and in any case:

a)	in respect of acceptances of the Offer which are complete and valid in all respects and are received on or before the date of this Announcement, within seven (7) business days of that date; or

b)	in respect of acceptances which are complete and valid in all respects and are received after the date of this Announcement but before the Offer closes, within seven (7) business days of the date of such receipt.

8.	RESPONSIBILITY STATEMENT

The sole director of the Offeror and the directors of GGPL (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that there are no other material facts not contained in this Announcement, the omission of which would make any statement in this Announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from the Company (including without limitation, relating to the Company and its subsidiaries), the sole responsibility of the sole director of the Offeror and the directors of GGPL has been to ensure, through reasonable enquiries, that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by

EPICSOFT ASIA PTE. LTD.

12 June 2025

IMPORTANT NOTICE:

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “expect”, “anticipate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the current expectations, beliefs, hopes, intentions or strategies of the party making the statements regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results or outcomes may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and the Offeror does not undertake any obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or rules of the SGX-ST and/or any other regulatory or supervisory body or agency.